111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

November 15, 2016

VIA EDGAR CORRESPONDENCE

Jay Williamson
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
 100 F Street N.E.
Washington, D.C. 20549

RE:	Amplify ETF Trust
File Nos.: 333-207937; 811-23108

Dear Mr. Williamson:

 On behalf of the Amplify ETF Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on July 6, 2016 for the purpose of registering shares of the Amplify YieldShares CWP Dividend & Option Income ETF (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). On August 22, 2016, you provided comments via telephone regarding the Registration Statement. On October 26, 2016, we filed an amendment to the Registration Statement that addressed your comments and included certain other updates. On November 3, 2016, you provided comments via telephone regarding the amended Registration Statement. For convenience, we reproduce such comments below (in bold) and address each accordingly. Terms not defined herein have the meanings assigned to them in the Registration Statement.

Prospectus

Performance

1.	Please revise to include a more appropriate section header, such as “Prior Related Performance of CWP.”

Response: Pursuant to the staff’s request, the Fund revised the section header from “Performance” to “Prior Related Performance of CWP.” Please note that, for convenience, this entire section of the Registration Statement (updated as described herein) has been included with this correspondence as Exhibit A.

2.
We note the disclosure that the separately managed accounts have “investment objectives and investment policies that are substantially similar to those of the Fund.” Please revise to reference substantially similar investment objectives, policies, and strategies.

Response: Pursuant to the staff’s request, the Fund revised this sentence as follows:

The tables below illustrate the historical performance of CWP’s Enhanced Dividend Income Portfolio (“EDIP”), which is derived from all separately managed accounts managed by CWP that have investment objectives, policies, and strategies that are substantially similar to those of the Fund.

3.
We note the statement that “[t]he Enhanced Dividend Income Portfolio consisted of approximately 1,000 accounts totaling approximately $350 million in assets under management as of September 30, 2016.” Please clarify that the Enhanced Dividend Income Portfolio includes the performance of all accounts that are substantially similar to the Fund. If certain accounts were excluded, please tell us why and confirm the exclusion of the account(s) does not materially affect the performance or cause the performance presentation to be misleading.

Response: Pursuant to the staff’s request, the Fund confirms that no accounts were excluded. Please note that Fund revised this section, as indicated in the above response #2, to reference “all separately managed accounts managed by CWP that have investment objectives, policies, and strategies that are substantially similar to those of the Fund.”

4.	Please confirm you have the records necessary to support the calculation of the performance information, as required by Rule 204-2(a)(16).

Response: Pursuant to the staff’s request, the Fund confirms that CWP has the records necessary to form the basis for, and to demonstrate the calculation of, the performance information included in this section of the Registration Statement.

5.	Please revise your tables to present information on a calendar year basis, as is generally required by Form N-1A.

Response: Pursuant to the staff’s request, the Fund revised the tables (as indicated in the attached Exhibit A) to clarify that year-end information is presented on a calendar-year basis while information concerning year-to-date performance and performance since inception is presented as of the most recent calendar quarter.

6.
Please explain why you believe the “Modern Portfolio Statistics” presentation is appropriate and consistent with the no action letters from the staff of the Commission that address prior performance information. Alternately, please remove the “Modern Portfolio Statistics” presentation.

Response: Pursuant to the staff’s request, the Fund removed this section.

* * * * * * * *

Very truly yours,

Chapman and Cutler llp

By:	/s/ Walter L. Draney
Walter L. Draney

Enclosures

Exhibit A

Amplify YieldShares CWP Dividend & Option Income ETF

PRIOR RELATED PERFORMANCE OF CWP

The tables below illustrate the historical performance of CWP’s Enhanced Dividend Income Portfolio (“EDIP”), which is derived from all separately managed accounts managed by CWP that have investment objectives, policies, and strategies that are substantially similar to those of the Fund. EDIP consisted of approximately 1,000 accounts totaling approximately $350 million in assets under management as of September 30, 2016.

EDIP is not subject to the diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code of 1986, which, if applicable, might have adversely affected account performance. Returns are presented gross and net of the entire actual wrap fees and include the reinvestment of all income. Wrap fee accounts pay a fee based on a percentage of assets under management. Other than brokerage commissions, this fee includes investment management, portfolio monitoring, and, in some cases, custodial services. The custodial wrap fee schedule for separately managed clients is typically between 100 to 175 basis points, depending on the actual account size. Actual investment advisory fees incurred by clients may vary. The tables below also show how the performance of the composite compare over the time periods indicated with those of a broad measure of market performance and an index with similar investment objectives. You cannot invest directly in an index.

Of course, past performance is no indication of future results. The tables presented here represent the performance of other accounts managed by CWP on a calendar-year basis and not the actual performance of the Fund.

Annualized Rates of Return
Gross and Net of Fee (%)

	3Q 2016	2Q 2016	1Q 2016	1-Year (2015)	3-Year (2012-2015)	Inception (Since 1/1/2013)
EDIP (Gross)	-0.06	2.56	1.29	10.82	10.06	12.34
EDIP (Net)	-0.18	2.32	0.93	9.64	8.58	10.81
Dow Jones Industrial Average Total Return	2.78	2.07	2.20	15.48	9.22	12.06
CBOE S&P 500 BuyWrite Index	1.83	3.20	-0.75	8.48	7.50	7.54

Calendar-Year Total Returns
Gross and Net of Fee (%)

	2016 YTD	2015	2014	2013
EDIP (Gross)	3.82	6.55	10.86	26.26
EDIP (Net)	3.09	4.97	9.20	24.38
Dow Jones Industrial Average Total Return	7.21	0.21	10.04	29.65
CBOE S&P 500 BuyWrite Index	4.31	5.24	5.64	13.26